| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-28527 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dunham & Associates Investment Counsel, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6256 Greenwich Drive, Suite 550
(No. and Street)

| San Diego | CA | 92122 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jing Zou (aka Christine Zou) | 858-964-0500x2214 | finance@dunham.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF San Diego, LLP
(Name – if individual, state last, first, and middle name)

| 2020 Camino Del Rio North, Suite 1000 | San Diego | CA | 92108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| September 29, 2003 | 27 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jing Zou (aka Christine Zou), swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached

Notary Public

Signature: [signature]

Title:
Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Diego

DAWN GILLARD
Notary Public - California
San Diego County
Commission # 2507170
My Comm. Expires Jan 13, 2029

*Place Notary Seal and/or Stamp Above*

Subscribed and sworn to (or affirmed) before me

on this 26th day of February, 2025, by
*Date* *Month* *Year*

(1) Jing Zou

(and (2) ______________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
*Signature of Notary Public*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Annual Reports Form X-17A-5 Part III

Document Date: ______________ Number of Pages: 2

Signer(s) Other Than Named Above: ______________

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Years Ended December 31, 2024 and 2023

PKF San Diego, LLP

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2024 and 2023

TABLE OF CONTENTS

PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dunham & Associates Investment Counsel, Inc. (a California corporation) (the "Company"), as of December 31, 2024 and 2023 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Dunham & Associates Investment Counsel Inc.'s management. Our responsibility is to express an opinion on Dunham & Associates Investment Counsel, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunham & Associates Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital under SEC Rule 15c3-1, Schedule II - Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and Schedule III - Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audits of Dunham & Associates Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Dunham & Associates Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF San Diego, LLP

We have served as Dunham & Associates Investment Counsel, Inc.'s auditor since 1997.
San Diego, California
February 27, 2025

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2024 and 2023

| | As of December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ 6,404,858 | $ 3,452,527 |
| Accounts receivable and other receivables | 3,547,361 | 3,073,589 |
| Due from related parties | 1,345,789 | 1,606,044 |
| Prepayments | 682,308 | 550,762 |
| Total current assets | 11,980,316 | 8,682,922 |
| | | |
| Fixed assets, net | 631,714 | 830,018 |
| Total assets | $ 12,612,030 | $ 9,512,940 |
| | | |
| Liabilities and shareholder's equity | | |
| Current liabilities: | | |
| Accounts payable | $ 112,933 | $ 85,948 |
| Commissions payable | 2,436,435 | 1,835,233 |
| Other current liabilities | 2,347,923 | 1,716,760 |
| Total current liabilities | 4,897,291 | 3,637,941 |
| | | |
| Total liabilities | 4,897,291 | 3,637,941 |
| | | |
| Shareholder's equity: | | |
| Common stock, no par value; 100,000 shares authorized, issued and outstanding | 1,990 | 1,990 |
| Additional paid-in capital | 3,113,258 | 2,638,258 |
| Retained earnings | 4,599,491 | 3,234,751 |
| Total shareholder's equity | 7,714,739 | 5,874,999 |
| Total liabilities and shareholder's equity | $ 12,612,030 | $ 9,512,940 |

*The accompanying notes are an integral part of the financial statements.*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

STATEMENTS OF INCOME

For the Years Ended December 31, 2024 and 2023

| | Year ended December 31, 2024 | Year ended December 31, 2023 |
|---|---|---|
| Revenues: | | |
| Investment advisory services and fees | $ 29,343,248 | $ 21,025,130 |
| Brokerage and mutual fund commissions | 117,288 | 116,558 |
| Shareholder services fees | 438,867 | 457,235 |
| Interest and other income | 171,796 | 71,780 |
| Total revenues | 30,071,199 | 21,670,703 |
| Expenses: | | |
| Employee compensation | 9,208,285 | 8,577,122 |
| Commissions and trading | 11,122,438 | 7,922,082 |
| Sales and marketing | 1,442,700 | 1,199,668 |
| Professional and outside services | 1,356,205 | 900,619 |
| Occupancy | 1,432,065 | 1,421,467 |
| Other expenses | 389,612 | 635,617 |
| Total expenses | 24,951,305 | 20,656,575 |
| Income before income taxes | 5,119,894 | 1,014,128 |
| Income tax expenses (benefits) | 65,474 | (24,279) |
| Net income | $ 5,054,420 | $ 1,038,407 |

*The accompanying notes are an integral part of the financial statements.*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years ended December 31, 2024 and 2023

| | Common Stock | | Additional paid-in | Retained | Total stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | capital | earnings | equity |
| Balance at December 31, 2022 | 100,000 | $ 1,990 | $ 2,638,258 | $ 2,796,344 | $ 5,436,592 |
| Dividend distributions | - | - | - | (600,000) | (600,000) |
| Net income | - | - | - | 1,038,407 | 1,038,407 |
| Balance at December 31, 2023 | 100,000 | 1,990 | 2,638,258 | 3,234,751 | 5,874,999 |
| Capital contributions | - | - | 475,000 | - | 475,000 |
| Dividend distributions | - | - | - | (3,689,680) | (3,689,680) |
| Net income | - | - | - | 5,054,420 | 5,054,420 |
| Balance at December 31, 2024 | 100,000 | $ 1,990 | $ 3,113,258 | $ 4,599,491 | $ 7,714,739 |

*The accompanying notes are an integral part of the financial statements.*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2024 and 2023

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Cash Flows from Operating activities: | | |
| Net income | $ 5,054,420 | $ 1,038,407 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 237,467 | 224,272 |
| Loss on fixed assets disposal | – | 7,638 |
| Forgiveness of due from related parties | – | 205,000 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in current assets: | | |
| Accounts receivable and other receivables | (473,772) | (1,457,721) |
| Due from related parties | 260,255 | 881,290 |
| Prepayments | (131,546) | (496) |
| Increase (decrease) in current liabilities: | | |
| Accounts payable | 26,985 | (11,933) |
| Commissions payable | 601,202 | 477,291 |
| Other current liabilities | 631,163 | 613,985 |
| Net cash provided by operating activities | 6,206,174 | 1,977,733 |
| Cash Flows from Investing activities: | | |
| Purchase of fixed assets | (39,163) | (326,065) |
| Net cash used in investing activities | (39,163) | (326,065) |
| Cash Flows from Financing activities: | | |
| Capital contributions | 475,000 | – |
| Dividend distributions | (3,689,680) | (600,000) |
| Net cash used in financing activities | (3,214,680) | (600,000) |
| Net increase in cash and cash equivalents: | 2,952,331 | 1,051,668 |
| Cash and cash equivalents, at beginning of year | 3,452,527 | 2,400,859 |
| Cash and cash equivalents, at end of year | $ 6,404,858 | $ 3,452,527 |
| Supplemental discloure of cash flow information: | | |
| Income taxes paid (refunded), net | $ 65,474 | $ (31,502) |

*The accompanying notes are an integral part of the financial statements.*

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser ("RIA") and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer. The Company is a wholly owned subsidiary of Dunham & Associates Holdings, Inc. ("DAHI" or the "Parent Company").

### Business

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and commissions in the form of 12b-1 fees on the sales of certain classes of shares. In addition, the Company earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate under common control, serves as a trustee.

### Basis of Presentation

The accompanying financial statements of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and highly liquid investments, such as money market instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

### Accounts Receivable and Other Receivables and Allowance for Credit Losses

Accounts receivable represent solely advisory fees due from clients. Pursuant to certain client account agreements, the Company collects these fees by charging clients' accounts on a quarterly basis in arrears. There have been no historical losses. Because the general payment term for client fees is short-term in nature, reasonable and supportable forecast has not had a material effect on the credit loss estimate for these assets. Considering historical experience, current conditions, and timely collection of all fees from clients on a quarterly basis, the Company deems the allowance for credit losses related to accounts receivable to be de minimis to be recognized at the end of each reporting period presented.

Other receivables primarily represent miscellaneous short-term receivables arising from its normal course of business operations. Considering other receivables which are generally collected in full within a short period of time with no historical or current losses and the balances are not material, the Company deems the allowance for credit losses related to other receivables unlikely to be material.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets, Net

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation or amortization is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally three to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

The Company's revenues are primarily derived from providing investment advisory services to the Dunham Funds and to clients utilizing its asset allocation and wrap fee programs ("Asset Allocation Programs"). The Company recognizes investment advisory services and fees as earned over the periods in which services are provided, generally over time. While investment management contracts and agreements tend to be long-term in nature or may have no specific contract term, the performance obligations are generally satisfied daily or monthly based on assets under management.

*Revenue from the Dunham Funds*

The Company, as investment adviser, earns monthly advisory fees from the Dunham Funds based on the average daily net asset value of each fund pursuant to an Investment Advisory Agreement between the Dunham Funds and the Company. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis. These fees, which are accrued monthly and collected the following month, represented approximately 42% and 50% of total investment advisory services and fees for the years ended December 31, 2024 and 2023, respectively.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company earns compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue monthly as earned and reported as brokerage and mutual fund commissions in the statements of income for the years ended December 31, 2024 and 2023, respectively.

The Company receives monthly shareholder services fees from the Dunham Funds for providing certain client servicing and administrative functions, a portion of which is in turn paid to its affiliate custodian. Such fees are recognized as revenue monthly as earned and presented as shareholder services fees in the statements of income for the years ended December 31, 2024 and 2023, respectively.

*Revenue from Third Parties*

The Company, as program sponsor, has entered into agreements with various financial advisers and their clients choosing to use the Company's Asset Allocation Programs. The Asset Allocation Programs use the Dunham Funds – Class N or A Shares and select money market options. The Company earns monthly advisory fees based on either the performance of the underlying accounts ("Performance-based Fees") or on a flat percentage fee basis ("Asset-based Fees"), subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- Asset-based Fees are calculated and earned monthly based upon the average of assets under management and contract advisory fees in accordance with the applicable Asset Allocation Program or investment management agreement. Depending on the program, advisory fees are collected monthly or quarterly. A portion of the advisory fees, generally the amount in excess of a 25 basis point program fee, are in turn paid to the financial advisers. Asset-based Fees represented approximately 41% and 43% of total investment advisory services and fees for the years ended December 31, 2024 and 2023, respectively.

- Performance-based Fees are calculated based on the total net increase in the market value of each account using “high-water” marks. The fee is equal to 10% of the total net increase, calculated monthly and charged quarterly. One-half of the quarterly fee collected is in turn paid to the financial adviser. Performance-based fees may be higher or lower than the Asset-based Fees and can fluctuate significantly from year to year based on market performance, a client’s portfolio mix and individual high-water mark. Performance-based Fees represented approximately 17% and 7% of total investment advisory services and fees for the years ended December 31, 2024 and 2023, respectively.

The Company also receives monthly service fees from a third-party money market mutual fund for providing certain operational services related to the applicable accounts. Such fees are recognized to revenue monthly as earned and presented as interest and other income in the statements of income for the years ended December 31, 2024 and 2023, respectively.

Employee Compensation

Employee compensation primarily includes base salaries, sales commissions, bonuses, and other employee benefits, which are expensed as incurred.

DAHI offers a master retirement savings 401(k) plan to certain eligible employees of its subsidiaries. The eligible employees may voluntarily contribute 100% of their compensation subject to certain limits based on federal tax laws and the related employer such as the Company makes discretionary matching contributions to the plan based on an employee’s designated deferral of their eligible compensation. The expenses of the employer contributions to such plan for the years ended December 31, 2024 and 2023 were $162,866 and $136,050, respectively.

Income Taxes

Income tax expenses are the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred income tax assets and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates applicable to the year in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance when management believes it is more likely than not that deferred tax assets will not be realized.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes an income tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority, based on technical merits of the position. To determine the tax benefit recognized in the financial statements for a particular tax benefit, the Company measures the tax position as the largest amount of benefit that is more than fifty percent likelihood to be realized upon ultimate settlement with the applicable tax authority that has full knowledge of all relevant information.

The Company recognizes interest and/or penalties related to income tax matters in income tax expenses.

Use of Estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

New Accounting Standards

*Recently Adopted Accounting Standards*

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update 2023-07 ("ASU 2023-07"), *Improvements to Reportable Segment Disclosure (Topic 280)*. This standard improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The new guidance clarifies that public entities with a single reportable segment are also required to provide the new disclosures and all existing disclosures required by ASC 280, *Segment Reporting*. This standard is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 31, 2024 for all public entities and is required to be applied retrospectively. The Company adopted this standard effective January 1, 2024.

*Accounting Standards Issued But Not Yet Adopted*

In December 2023, the FASB issued Accounting Standard Update 2023-09 ("ASU 2023-09"), *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This standard requires further granularity on the disclosure of income taxes, primarily including:

- Certain prescribed line items in the income tax rate reconciliations presented both in dollar and percentage terms;
- Income taxes paid, income before income taxes, and income taxes disaggregated by federal, state, and foreign taxes; and
- Further disaggregation of income taxes paid by any individual jurisdiction equal to or exceeding five percent of total income taxes paid.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

This standard is effective for fiscal years beginning after December 15, 2024 for public business entities, and should be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of this guidance on the presentation and disclosure of its income taxes.

2. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

The following table presents the Company's accounts receivable arising from revenue recognition and other receivables as of December 31, 2024, 2023 and 2022.

| | As of December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Accounts receivable | $ 3,544,655 | $ 2,673,339 | $ 1,608,132 |
| Other receivables | 2,706 | 400,250 | 7,736 |
| Total | $ 3,547,361 | $ 3,073,589 | $ 1,615,868 |

3. FIXED ASSETS, NET

The following table presents the Company's fixed assets as of December 31, 2024:

| | December 31, 2024 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Depreciation | Net |
| Fixed Assets: | | | |
| Furniture and equipment | $ 579,796 | $ (262,986) | $ 316,810 |
| Leasehold improvement | 357,021 | (97,573) | 259,448 |
| Computer equipment | 866,086 | (810,630) | 55,456 |
| Automobile | 55,329 | (55,329) | - |
| Total fixed assets | $ 1,858,232 | $ (1,226,518) | $ 631,714 |

The following table presents the Company's fixed assets as of December 31, 2023:

| | December 31, 2023 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Depreciation | Net |
| Fixed Assets: | | | |
| Furniture and equipment | $ 579,163 | $ (161,575) | $ 417,588 |
| Leasehold improvement | 357,021 | (46,534) | 310,487 |
| Computer equipment | 827,556 | (725,613) | 101,943 |
| Automobile | 55,329 | (55,329) | - |
| Total fixed assets | $ 1,819,069 | $ (989,051) | $ 830,018 |

3. FIXED ASSETS, NET (CONTINUED)

Depreciation expense for the years ended December 31, 2024 and 2023 was $237,467 and $224,272, respectively, and is included in the financial statement line item of occupancy.

4. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2024 and 2023 consisted of the following:

| | As of December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Accrued employee compensation | $ 1,951,368 | $ 1,270,403 |
| Other payables | 323,497 | 379,428 |
| Other accruals and current liabilities | 73,058 | 66,929 |
| Total | $ 2,347,923 | $ 1,716,760 |

5. INCOME TAXES

The Parent Company has elected S corporation status for federal and state income tax purposes. Under this provision, the Parent Company does not pay federal income taxes, and corporate income, losses, deductions and credits are passed through to the shareholders. The Parent Company has elected to treat the Company, a wholly-owned subsidiary of an S corporation, as a qualified subchapter S subsidiary (“QSub”). The QSub election results in a deemed liquidation of the subsidiary into the parent. Following the deemed liquidation, the QSub is not treated as a separate corporation and all of the subsidiary’s assets, liabilities, and items of income, deduction, and credit are treated as those of the parent. As such, the Company is not treated as a separate corporation for income tax purposes.

For financial reporting purposes, under a historical election, the Company computes its income taxes on a separate return basis. There are no federal income taxes on the Company’s financial statements due to the QSub election. The income tax expenses of $65,474 and income tax benefits of $24,279 presented on the statements of income for the years ended December 31, 2024 and 2023 are for applicable current state income taxes paid net of refunds received. The Company’s respective effective tax rate reflected in the financial statements for each year ended December 31, 2024 and 2023 was 1.3% and (2.4%). The Company’s provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate of 21% to income before taxes primarily due to not being subject to federal income tax as an S Corporation and state income taxes.

The Company did not record any deferred tax assets or liabilities for the years ended December 31, 2024 or 2023 as they are considered immaterial to the financial statements. As of December 31, 2024 and 2023, the Company does not have a liability for unrecognized tax positions or accrued interest and/or penalties related to income tax matters.

DAHI, the Company’s S corporation parent, files federal and state income tax returns. DAHI’s federal income tax returns for the tax years ended December 31, 2024, 2023 and 2022 and its state income tax returns for the tax years ended December 31, 2024, 2023, 2022 and 2021 are open to examination under the statutes of limitations by the Internal Revenue Service and its material state taxing authorities. However, there is no current audit for any open tax year in any tax jurisdiction.

6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2024 and 2023, the amount of net capital, as defined, exceeds the minimum amount required by $2,311,042 and $469,071, respectively, and its ratio of aggregate indebtedness to net capital is 1.86 to 1 and 5.06 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3(k)(2)(i) as an introducing broker because it carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

7. RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds and for services as discussed in Note 1. For the years ended December 31, 2024 and 2023, these fees amounted to $12,785,372 and $11,122,814, respectively, representing approximately 43% and 51% of total revenues. As of December 31, 2024 and 2023, the Company has a receivable balance of $1,190,675 and $974,815, respectively, which is included in due from related parties.

Pursuant to an intercompany fee and expense sharing agreement, DAHI is responsible as the principal lessee under any lease for the premises occupied by the Company and the Company will be allocated their reasonable share of such office space. For the years ended December 31, 2024 and 2023, the Company incurred and paid $378,171 and $360,000, respectively, to DAHI for reimbursement for office space and related costs and presented such in the financial statement line item of occupancy on the statements of income. There was no balance included in due to related parties arising from these transactions as of December 31, 2024 and 2023.

Dunham Trust Company ("DTC") is an affiliate of the Company under common control.

- In exchange for certain back-office services and operations the Company's employees provide to DTC pursuant to a trust administration and operations agreement, DTC reimburses the Company a certain portion of its salaries and benefits incurred on a monthly basis. Total amounts received by the Company under this service agreement were $3,000,000 and $1,212,000 for the years ended December 31, 2024 and 2023, respectively. The reimbursements from DTC were offset against the Company's employee compensation on the statements of income. As of December 31, 2024 and 2023, the Company has a receivable balance included in due from related parties of $0 and $120,000, respectively.

- Pursuant to a professional services agreement, the Company also engages DTC to provide certain investment advisory services for its clients and shares with DTC a certain percentage of its total gross revenue ranging from 50% to 95%. For the years ended December 31, 2024 and 2023, the Company incurred respective expenses of $1,273,611 and $1,155,366 and presented such in the financial statement line item of commissions and trading on the statements of income. As of December 31, 2024 and 2023, the Company has a net receivable balance included in due from related parties of $3,698 and $214,120, respectively.

7. RELATED PARTY TRANSACTIONS (CONTINUED)

- The Company earns certain shareholder services fee revenue from the Dunham Funds for providing certain client servicing and administrative functions and pays a portion to DTC which is an affiliate custodian for certain Asset Allocation Programs. The Company incurred respective shareholder services fee expenses of $29,753 and $30,510 for the years ended December 31, 2024 and 2023 and presented such in the financial statement line item of commissions and trading on the statements of income. As of December 31, 2024 and 2023, the Company has a payable balance of $2,447 and $2,471, respectively, which is net with due from related parties.

The Company also makes advances, which are unsecured and non-interest bearing, to its affiliates. During 2023, the Company forgave $205,000 in advances to an affiliate and the related loss is reflected as other expenses on the statement of income. There was no impact on regulatory net capital as such advances are not considered as allowable assets for purposes of computing the Company's net capital. As of December 31, 2024 and 2023, the Company has a receivable balance of $153,863 and $299,580, respectively, from affiliates for advances which is included in due from related parties.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other receivables, due from related parties, prepayments, accounts payable and other payables, and accrued liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

9. CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at two financial institutions located in California. The accounts at these banks are insured by the Federal Deposit Insurance Corporation up to applicable limits. At December 31, 2024 and 2023, the Company's uninsured cash balances totaled $5,926,194 and $3,007,861, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and closely monitors such institutions on an ongoing basis.

As the adviser and distributor of the Dunham Funds, the Company derives a significant portion of its revenues from various fees earned related to these funds. The Company presents these revenues as investment advisory services and fees, brokerage and mutual fund commissions, and shareholder services fees on the statements of income and receivables from these funds as due from related parties on the statements of financial condition. See Notes 1 and 7. There have been no historical losses. Because the general payment term for fees from the Dunham Funds is short-term in nature, reasonable and supportable forecast has not had a material effect on the credit loss estimate for these assets. Considering historical experience, current conditions, the financial positions and operating results of the Dunham Funds, and timely collection of all fees on a monthly basis, the Company deems the allowance for credit losses related to due from the Dunham Funds to be de minimis to be recognized at the end of each reporting period presented.

## 10. SEGMENT REPORTING

The Company is engaged in a single line of business with dual registrations as an RIA and a securities broker-dealer, which is comprised of several classes of services, including investment advisory, brokerage, and other services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment (i.e., investment management) and therefore, a single reportable segment (i.e., investment management), because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

This single reportable segment's total assets are presented on the statements of financial condition as of December 31, 2024 and 2023 and its revenues and significant expenses are presented on the statements of income for the years then ended.

## 11. SUBSEQUENT EVENT

Management has evaluated subsequent events through the date that the financial statements were available to be issued on February 27, 2025 to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.

# SUPPLEMENTAL INFORMATION

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
December 31, 2024 and 2023

| | As of December 31, 2024 | As of December 31, 2023 |
|---|---|---|
| Credits: | | |
| Stockholder's equity | $ 7,714,739 | $ 5,874,999 |
| Total credits | 7,714,739 | 5,874,999 |
| Debits: | | |
| Nonallowable assets: | | |
| Accounts receivable and other receivables | 3,547,361 | 3,073,589 |
| Due from related parties | 215,828 | 701,559 |
| Prepayments | 682,308 | 550,762 |
| Fixed assets, net | 631,714 | 830,018 |
| Total debits | 5,077,211 | 5,155,928 |
| Net capital | 2,637,528 | 719,071 |
| Minimum net capital required (6-2/3% of aggregate indebtedness, or $250,000, whichever is greater) | 326,486 | 250,000 |
| Excess net capital | $ 2,311,042 | $ 469,071 |
| Aggregate indebtedness: | | |
| Accounts payable | $ 112,933 | $ 85,948 |
| Commissions payable | 2,436,435 | 1,835,233 |
| Other current liabilities | 2,347,923 | 1,716,760 |
| Total aggregate indebtedness | $ 4,897,291 | $ 3,637,941 |
| Ratio: Aggregate indebtedness to net capital | 1.86 to 1 | 5.06 to 1 |

There are no material differences between the preceding computation of net capital included in the amended unaudited Part IIA of Form X-17a-5 as of December 31, 2024 filed on February 21, 2025 and the computation of net capital above.

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2024 and 2023

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2024 and 2023

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

See accompanying report of independent registered public accounting firm.

PKF San Diego, LLP
PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dunham & Associates Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunham & Associates Investment Counsel, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Dunham & Associates Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Dunham & Associates Investment Counsel, Inc. stated that Dunham & Associates Investment Counsel, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Dunham & Associates Investment Counsel, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunham & Associates Investment Counsel, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF San Diego, LLP

San Diego, California
February 27, 2025

PKF San Diego, LLP

DUNHAM
Trust and Investment Services

*Hold Us To Higher Standards*

February 25, 2025

PKF San Diego, LLP
2020 Camino del Rio North, Suite 1000
San Diego, CA 92108

RE: SEA Rule 17a-5 Exemption Report

We, as members of management of Dunham & Associates Investment Counsel, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934 ("SEA"). Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an "Exemption Report" prepared by an independent public accountant based upon a review of assertions provide by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the Possession or Control and Reserve Requirement provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2024.

The above statements are made to the best knowledge and belief of the Company. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

By:

Jing Zou (aka Christine Zou), CPA
Chief Financial Officer

Viktoria Palermo, CRCP®
Chief Compliance Officer